[Simpson Thacher Letterhead]

September 7, 2012

VIA EDGAR TRANSMISSION

Ms. Celeste M. Murphy

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The ADT Corporation
Amendment No. 4 to Form 10-12B
Filed August 29, 2012
File No. 001-35502

Dear Ms. Murphy and Mr. Spirgel:

On behalf of The ADT Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 5, 2012 (the “Comment Letter”), relating to the above-referenced Amendment No. 4 to the Registration Statement on Form 10-12B filed by the Company on August 29, 2012 (the “Registration Statement”), including the Information Statement filed as Exhibit 99.1 (the “Information Statement”) thereto. We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects these revisions. In connection with this letter and the filing of Amendment No. 5, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 5 marked to show changes from the Registration Statement as filed on August 29, 2012, and four clean courtesy copies of Amendment No. 5.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Financial Statements

5. Goodwill and Intangible Assets, page F-21

1.	With a view towards comprehensive footnote disclosure and due to the accounts materiality, please disclose here and elsewhere as appropriate, a roll-forward of “Contracts and related customer relationships.”

In response to the Staff’s comment, the Company has revised its disclosure in Note 5 to the Financial Statements on pages F-22 and F-49 to include a roll-forward of “Contracts and related customer relationships”.

2.	Furthermore, please explain to us how you account for dealer charge-backs.

The Company advises the Staff that it accounts for dealer charge-backs consistent with the disclosure on page F-10.

When the monitoring service under a customer contract generated through the ADT dealer program is cancelled during the initial period of the contract, generally twelve to fifteen months, the Company charges back the dealer for the full amount of the contract purchase price. These dealer charge-backs are recorded as a reduction to intangible assets.

In your response clarify why on page 66 you disclose that “other revenue” includes dealer charge-backs, while on page F-10 you state that “the amount charged back to the dealer” is recorded as a reduction of the previously recorded intangible asset pool.

Upon review of the disclosure regarding other revenue on page 66, the Company has determined that dealer charge-backs should not have been included in the listing of items that comprise other revenue. The Company has revised this disclosure.

We advise the Staff that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Alan Klein, Esq.

Alan Klein, Esq.

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